Exhibit 8.1

Empresas ICA, S.A.B. de C.V.

20-F 2013

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2013, including the principal activity, country of incorporation and ownership interest.

Subsidiary	Principal Activity	Domicile	Ownership Interest (%)
Constructoras ICA, S.A. de C.V.	Construction	Mexico	100
Controladora de Empresas de Vivienda, S.A. de C.V.	Housing	Mexico	100
Controladora de Operaciones de Infraestructura, S.A. de C.V.	Concessions	Mexico	100
Ingenieros Civiles Asociados, S.A. de C.V.	Heavy urban and specialized construction	Mexico	100
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	Airport operations	Mexico	41.4	(1)
Constructora de Proyectos Hidroelectricos, S.A. de C.V. / Constructora Hidroelectrica La Yesca, S.A. de C.V.	Consortia for the construction of the La Yesca hydroelectric project	Mexico	99

(1)	Directly and through our interest in Servicios de Tecnologia Aeroportuaria, S.A. de C.V.